January 8, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Kevin L. Vaughn

RE:	Teradyne, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q for the Quarter Ended October 4, 2009 Form 8-K filed on October 29, 2009 File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated November 30, 2009 to Mr. Gregory R. Beecher, the Company’s Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended December 31, 2008, the Company’s Form 10-Q for the quarter ended October 4, 2009, and the Company’s Form 8-K filed on October 29, 2009.

The responses set forth below and supplementary information have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

Form 10-K for the year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

COMMENT 1: It is unclear why you have not provided a detailed overview section in your MD&A. The overview in this section should be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. You should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website. Please tell us how you intend to address this issue in future filings.

Securities and Exchange Commission

January 8, 2010

RESPONSE 1:

The Company will provide an overview section in its MD&A in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Results of Operations, page 25

COMMENT 2: We note from page 29 and from page 30 within your October 4, 2009 Form 10-Q that you recognized $29.4 million and $23.7 million of provision for inventory obsolescence during the year ended December 31, 2008 and the nine months ended October 4, 2009, respectively. Please tell us and revise your future filings to disclose in more detail the nature of your inventory obsolescence charge(s), including a discussion of the significant factors that have contributed to the inventory obsolescence and the impact of your inventory obsolescence charges on your historical and future results of operations.

RESPONSE 2:

Two factors contributed to the inventory provision recorded during the year ended December 31, 2008: a sharp decrease in forecasted semiconductor test demand and a product transition.

•

In particular, in the third quarter of 2008, the Company recorded an inventory provision of $21.7 million related to wireless instrumentation associated with its Semiconductor Test segment’s FLEX Test Platform. In the fist half of 2008, there had been a two-fold increase in demand for the Company’s wireless instrumentation. In the third quarter of 2008, this wireless instrumentation demand decreased abruptly (demand in the third quarter of 2008 decreased by 95% compared to the prior quarter) causing a reduction in forecasted demand. This significant decrease in demand combined with an upcoming wireless instrumentation product transition resulted in an inventory write-down of $21.7 million.

•

The remainder of the charge of $7.7 million primarily reflects downward revisions to previously forecasted demand levels as a result of worsening economic conditions experienced in the semiconductor test industry at the end of 2008.

Several factors contributed to the inventory provision of $23.7 million recorded during the nine months ended October 4, 2009.

•

Downward revisions to previously forecasted demand levels as a result of worsening economic conditions experienced in the semiconductor and automotive industries in the first half of 2009 resulted in an inventory write-down of $15.1 million.

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January 8, 2010

•

The Company experienced a decline in demand versus forecast for the Company’s Liquid Crystal Display (LCD) test product due to the global economic downturn, the introduction of a lower cost product from a competitor during the summer of 2009 and consolidation among a number of the expected buyers of the product. As result of these developments during the first nine months of 2009, the Company recorded an inventory provision of $5.9 million.

•

During late fiscal 2008, the Company introduced the next versions of its Nextest Magnum memory test product. At that time, it was anticipated that demand would continue for the existing version of the product within in its installed base of customers. An overall decline in the memory market combined with a portion of the Company’s customers accelerating their purchasing of the Company’s newer version of the product resulted in an inventory provision of $2.7 million.

The Company will provide more detailed disclosure regarding inventory obsolescence charges in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Retirement Plans, page 36

COMMENT 3: We note your disclosure on page 37 regarding the losses under the pension plan as well as your disclosures under Note N of your financial statements. It is unclear why you have not included risk factor disclosure regarding these issues. Please provide us your analysis or include appropriate risk factor disclosure in future filings.

RESPONSE 3:

The Company will provide risk factor disclosure associated with the Company’s pension plan in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Item 8. Financial Statements and Supplementary Data, page 42

Note B. Accounting Policies, page 47

Revenue Recognition, page 47

COMMENT 4: We note here and within your balance sheet that you present deferred revenue and customer advances. Given the significance of these balances, please revise future filings to clearly disclose the nature of the deferred revenue and customer advances balance. Clarify the relationship, if any, between the balances presented on the balance sheet and the “deferred profit” discussed in this footnote.

Securities and Exchange Commission

January 8, 2010

RESPONSE 4:

The Company will provide disclosure related to the nature of the deferred revenue and customer advances balance and clarify the relationship between balances presented on the balance sheet and “deferred profit” discussed in the footnote in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Note J. Goodwill and Intangible Assets, page 66

COMMENT 5: We note that you experienced a worsening of your demand outlook for your products during the fourth quarter of fiscal 2008 and that you wrote off all of your goodwill in the period. Please tell us and revise future filings to provide additional disclosure of how you evaluated your goodwill for impairment. Discuss the valuation methodologies you utilized in this analysis. As a significant amount of the goodwill that was impaired arose from acquisitions in January and November 2008, discuss the factors that contributed to the rapid decline in the value of the goodwill.

RESPONSE 5:

The Company performed its 2008 annual goodwill impairment test at the Semiconductor Test reporting unit level and the Assembly Test reporting unit level. The Semiconductor Test reporting unit is an operating segment that consists of an aggregation of three components, in accordance with ASC 350-20-55: System on a Chip/High Speed Memory, Nextest and Eagle Test. The Assembly Test reporting unit is the aggregation of two components, in accordance with ASC 350-20-55, (Commercial Board Test and Mil/Aero Test) which are included in the Systems Test Group operating segment.

In performing the annual goodwill impairment test, the income and market approaches were used to determine the fair value of the reporting units. With respect to the income approach, the Company used the discounted cash flow method which included ten year future cash flow projections and an estimated terminal value. The cash flow projections were prepared using the Company’s forecast which is based upon underlying estimates of the total market size and the Company’s market share that were developed using Company and independent third party data. The estimated terminal value was calculated using the Gordon Growth model. The market approach used a revenue multiple to develop an estimate of fair value. The revenue multiple was estimated using enterprise value as a ratio of last twelve months revenue for comparable companies. The Company equally weighted the income and market approaches to determine the fair value of the reporting units. The Company reviewed the reasonableness of the reporting unit fair value estimates by performing a reconciliation of the Company’s December 31, 2008 market capitalization with a 20% control premium to the sum of the fair value of all of its reporting units. The carrying amount of the Semiconductor Test and Assembly Test reporting units exceeded their fair value; therefore, the second step of the goodwill impairment test was performed to calculate implied goodwill and to measure the amount of the impairment loss.

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January 8, 2010

The Company allocated the fair value of the reporting units to all of the assets and liabilities of the reporting unit (including unrecognized intangible assets). The net book value of current assets (excluding inventory) and current liabilities (excluding deferred revenue liability) approximated fair value based upon the amount expected to be received/paid and the short term maturity of these items. The net book value of raw materials inventory was estimated as an approximation of current replacement costs. The fair value of finished goods inventory was estimated as the present value of selling price less direct selling costs and profit on the selling effort. Work in progress inventory was estimated at the present value of selling price less direct selling costs, costs to complete and profit on the selling and completion efforts. The selling price used in the inventory fair values was based upon the product gross margins included in the Company’s forecast. The fair value of the deferred revenue liability was estimated by assessing the costs required to service the obligation plus a reasonable profit margin. The fair value for personal property assets, which consisted of furniture and fixtures, machinery and equipment, computer equipment, software and leasehold improvements, was estimated using the reproduction cost approach. The Company also performed a market cost approach to corroborate the fair value estimates obtained under the reproduction cost approach for computer based assets. The fair value estimated under the reproduction cost approach was then compared to market data, where available, to verify reasonableness. Land was valued using the market approach. Buildings were valued using the replacement cost approach with a comparison to results using the market and income approach to verify reasonableness. The fair value of intangible assets, which consisted of developed technology, customer relationships, customer backlog and trademarks/trade names, was estimated using the income approach and, in particular, developed technology and trademarks/trade names were valued using the relief-from-royalty method and customer relationships and customer backlog were valued using the discounted cash flow method. Royalty rates were estimated using rates applicable to semiconductor testing equipment and other similar technologies. For the Nextest and Eagle Test developed technologies, which were acquired by the Company in 2008, the royalty rates selected were consistent with those used in the purchase price allocations. Based upon this allocation, the Company noted that there was no implied goodwill and recorded an impairment loss for the total amount of its goodwill.

One of the factors that contributed to the rapid decline in the goodwill associated with the Nextest and Eagle Test acquisitions was the significant decrease in forecasted future annual sales in comparison to the forecasted annual sales as of the acquisition dates and the significant decrease in forecasted annual sales for the System on a Chip/High Speed Memory component of the Semiconductor Test reporting unit. For example, forecasted sales used in the goodwill impairment test for the aggregate annual periods from 2009 through 2012 were $402 million and $405 million for Nextest and Eagle Test, respectively, compared to $847 million and $591 million for the same period as of the acquisition date. The decrease in forecasted annual sales was due to the significant change in market conditions at the end of 2008 and early 2009 as a result of the global economic downturn, which had a severe negative impact on the Company’s customers and markets. An additional factor was that the purchase prices for both the Nextest and Eagle Test acquisitions were negotiated prior to the global economic downturn (on September 1, 2008, Teradyne entered into a definite agreement to purchase all of the outstanding shares of Eagle Test for $15.65 per share in cash and, on December 11, 2007, Teradyne entered into a definite agreement to purchase all of the outstanding shares of Nextest for $20.00 per share in cash).

Securities and Exchange Commission

January 8, 2010

The Company will provide disclosure associated with the Company’s evaluation of goodwill for impairment, including valuation methodologies and the factors that contributed to the write off of goodwill in the fourth quarter of fiscal 2008 in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

COMMENT 6: You state that in light of the worsening demand outlook for your products, you conducted recoverability tests of your long-lived assets in accordance with Topic 360 of the FASB Accounting Standards Codification and that you determined that no impairment of your long-lived assets existed as of December 31, 2008. Please tell us and revise your future filings to explain in more detail how you evaluated your long-lived assets for impairment at December 31, 2008. Please specifically address the following:

•	Discuss the valuation methodologies you utilized.

•	Discuss any changes in valuation methodologies from prior valuations and explain why management believes any new valuation methodologies are more appropriate.

•

Clarify if the valuation methodologies used for the intangible assets arising from the Nextest Systems Corporation and Eagle Test Systems acquisitions were consistent with those utilized in the initial purchase price allocations.

•	Discuss how the projections utilized for the long-lived asset evaluation compared with projections utilized in your goodwill impairment evaluation.

•

In light of the significant deterioration in your demand outlook that led to write-off of all of your goodwill, including that which arose from your acquisitions in January and November 2008, provide additional analysis to help readers understand why you do not believe this worsening demand outlook results in impairment to your long-lived assets.

RESPONSE 6:

The Company considered the significant adverse change in the business climate for the Company’s products at the end of 2008 a triggering event for testing the recoverability of the carrying amount of its long-lived assets.

Based upon a review of the operations and activities associated with the Company’s long-lived assets, the Company determined that its long-lived assets should be grouped with other assets and liabilities and identified four asset groups (System on a Chip/High Speed Memory, Nextest, Eagle Test and Assembly Test) that resulted in the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets and liabilities. The Company grouped the Nextest, Eagle Test and System on a Chip/High Speed Memory long-lived assets, respectively, with the Nextest, Eagle Test and System on a Chip/High Speed Memory assets and liabilities, respectively, because the cash flows generated from the each of the unit’s

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January 8, 2010

long-lived assets are dependent on the other assets and liabilities of the individual business unit. The Company grouped the long-lived assets of its Commercial Board Test and Mil/Aero Test business units with the assets and liabilities of these business units as an asset group because of the shared resources and activities of these units make the cash flows from the long-lived assets dependent on the cash flows of the other assets and liabilities. The Company identified developed technology as the primary asset for the Nextest and Eagle Test asset groups, test system fixed assets as the primary asset for the System on a Chip/High Speed Memory asset group and fixed assets as the primary asset for Assembly Test asset group.

As proscribed by ASC 360, the Company tested the recoverability of its asset groups by comparing the sum of the undiscounted cash flows from the use and eventual disposition of the asset group to the asset group’s carrying amount. The sum of the undiscounted cash flows exceeded the carrying amount of the asset groups so the carrying amount of asset groups was recoverable. As a result, no impairment loss was recognized.

There were no changes in valuation methodologies as prior valuations were not performed under ASC 360 because a triggering event had not previously been identified. Since the sum of the undiscounted cash flows for the Nextest and Eagle Test asset groups exceed the carrying amount of each asset group, no additional valuation was performed on the Nextest and Eagle Test intangible assets as proscribed under the provisions of ASC 360. However, under Step 2 of the Company’s goodwill impairment test, the intangible assets of Nextest and Eagle Test were separately valued using valuation methodologies consistent with the initial purchase price allocations.

The projections utilized in the undiscounted cash flows to test the recoverability of the asset groups were consistent with the underlying projections utilized in the Company’s goodwill impairment evaluation except that the undiscounted cash flows included only the future cash flows directly associated with the direct use and eventual disposition of the asset group.

The Company’s analysis did not result in an impairment of its long-lived assets because of the use of undiscounted cash flows in the long-lived asset recoverability test versus discounted cash flows in the goodwill impairment test.

The Company will provide disclosure associated with the Company’s evaluation of long-lived assets for impairment at December 31, 2008 and other relevant periods in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Note M. Restructuring and Other, Net, page 72.

COMMENT 7: We note your disclosures here, on pages 31-33 and within your October 4, 2009 Form 10-Q. Specifically, you state that you have implemented restructuring activities across all segments in 2009, 2008, 2007 and 2006. Please revise future filings to address the following:

•	For each restructuring activity, include a detailed description of the exit or disposal activities, including the facts and circumstances leading to the expected activities,

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January 8, 2010

consistent with 420-10-50-1 of the FASB Accounting Standard Codification. To the extent it is not readily apparent to an investor, discuss how each initiative qualifies as an exit activity in accordance with 420-10-15-4 of the FASB Accounting Standard Codification.

•

Provide the disclosures required by paragraph 420-10-50-1 of the FASB Accounting Standard Codification and SAB Topic 5.P.4. for each restructuring activity for all reporting periods presented until the activities are completed.

RESPONSE 7:

The Company will provide disclosure consistent with 420-10-50-1 of the FASB Accounting Standard Codification, 420-10-15-4 of the FASB Accounting Standard Codification and SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Item 10: Directors, Executive Officers and Corporate Governance, page 99

Related Party Transactions, page 40

COMMENT 8: In future filings, please disclose your procedures for review, approval, or ratification of your related party transactions. Refer to Item 404(b) or Regulation S-K.

RESPONSE 8:

The Company will provide disclosure associated with its procedures for review, approval or ratification of related party transactions in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009 and its 2010 Proxy.

Form 10-Q for the Quarter Ended October 4, 2009

Note E. Debt, page 11

COMMENT 9: We note you entered into a convertible note hedge transaction with a strike price equal to the initial conversion price of the $190 million notes that you issued during the nine months ended October 4, 2009 and that you paid $64.6 million for these convertible note hedges. We further note that you accounted for these instruments as equity transactions. Please tell us and revise your future filings to explain in more detail why you are accounting for these transactions as equity. Within your discussion, cite the accounting literature relied upon and how you applied the accounting literature to your situation.

RESPONSE 9:

On April 6, 2009, the Company entered into a hedge of the conversion right embedded in its convertible notes (“Notes”) by purchasing a call option on the Company’s shares from a

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January 8, 2010

bank (“Bond Hedge”). The Bond Hedge has terms that largely mirror the terms of the conversion right embedded in the Notes.

The Company considered the guidance of ASC 815-40-15 (see analysis below) and concluded that the Bond Hedge is both indexed to the Company’s stock and should be classified in stockholders’ equity in its statement of financial position. Pursuant to ASC 815, a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in stockholders’ equity in its statement of financial position. Consequently, in accordance with ASC 815, the contract is not considered a derivative instrument.

The Bond Hedge is analyzed below with respect to the criteria as set forth in ASC 815-40-15:

The Bond Hedge is considered indexed to the Company’s stock as the terms of the Bond Hedge do not contain an exercise contingency and the settlement amount equals the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Because the only variable that can affect the settlement amount is the Company’s stock price, which is an input to the fair value of a fixed-for-fixed option contract, the Bond Hedge is considered indexed to the Company’s stock. The terms of the Company’s Bond Hedge are analogous to those illustrated in Example 8 of ASC 815-40-15, with one favorable exception – there is no capping mechanism in the Company’s Bond Hedge.

The Company assessed whether the Bond Hedge should be classified as equity under ASC 815-40-25-4, which states that unless the economic substance indicates otherwise:

•

“Contracts should initially be classified as equity in both the following situations: (1) Contracts that require physical settlement or net-share settlement or (2) Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs ASC 815-40-25-7 through 25-35 and ASC 815-40-55-2 through 55-6 have been met.”

•	“Contracts should initially be classified as Assets or Liabilities in both of the following situations: (1) Contracts that require net-cash settlement (including a

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January 8, 2010

requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company) or (2) Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).”

In the Bond Hedge contract the settlement terms permit net cash settlement or net share settlement, at the option of the Company. Therefore, the criteria as set forth in paragraphs ASC 815-40-25-7 through 25-35 and ASC 815-40-55-2 through 55-6 must be evaluated. Based on its analysis of that criteria (see analysis below), the Company concluded that the Bond Hedge should be recorded in equity and no further adjustment should be made in future periods to adjust the value of the contract.

The Company analyzed the Bond Hedge with respect to the criteria set forth in paragraphs ASC 815-40-25-7 through 25-35 and ASC 815-40-55-2 through 55-6 as follows:

1.	Balance sheet classification is generally based upon the concept that contracts that require net-cash settlements are assets or liabilities and contracts that provide a choice to the issuer to settle in shares are treated as equity.

The settlement terms of the Bond Hedge contract indicate net cash settlement or net share settlement, which is at the option of the Company. Therefore, the Company controls the settlement of the Bond Hedge.

2.	The contract permits the Company to settle in unregistered shares as a requirement to only deliver registered shares is outside the Company’s control.

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

3.	A contract may specify the value of the unregistered shares to be privately placed under share settlement is determined by the counterparty using “commercially reasonable means.”

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

4.	There can be no financial penalty on the equity component of the contract for delivering unregistered shares or in the occurrence of a registration default.

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

5.	If shares required for settlement are registered at the inception of the transaction, and no other filings are required, the requirement that share delivery be within the control of the Company is met.

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

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January 8, 2010

6.	The Company must have sufficient authorized unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

7.	The contract must contain an explicit limit on the number of shares to be delivered in a share settlement.

Not applicable. The Company is not required to issue shares in connection with the Bond Hedge. The Company would be receiving shares.

8.	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

There are no such required cash payments.

9.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty the full return on the amount due.

There are no such requirements.

10.	The contract requires net-cash settlement only in specific circumstance in which holders of shares underlying the contract also would receive cash in exchange for their shares.

In the case of a termination event, the Bond Hedge will be settled in the same consideration as the holders of the underlying stock.

11.	There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions.

12.	There is no requirement in the contract to post collateral at any point or for any reason.

There is no such requirement.

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January 8, 2010

The Company will provide disclosure associated with the accounting for the convertible note hedge transaction, including the accounting literature relied upon and how the Company applied the accounting literature to the transaction in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Note G. Stock-Based Compensation, page 14

COMMENT 10: We note that you granted stock options to employees during the nine months ended October 4, 2009. We further note that you utilize the Black-Scholes option pricing model to determine the fair value of these stock options. Please revise future filings to explain how you determined the assumptions utilized in the model including the volatility, risk free interest rate, expected life, etc. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

RESPONSE 10:

The Company will provide disclosure associated with the assumptions used in the Black-Scholes option pricing model to determine the fair value of employee stock options in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

COMMENT 11: We note that you present $127 million and $58 million of deferred revenue and customer advances within your balance sheet as of October 4, 2009 and December 31, 2008, respectively. Please tell us and revise your future filings to explain why this line item has increased significantly within your balance sheet from December 31, 2008 to October 4, 2009. Refer to the guidance in Item 303 of Regulation S-K.

RESPONSE 11:

The significant increase in this line item is due to an advanced payment of approximately $95.0 million received from one of the Company’s Semiconductor Test segment customers. The customer received a larger incremental discount and also wanted to secure its position in Teradyne’s manufacturing slot plan and, therefore, provided this advanced payment with shipments occurring over several quarters.

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January 8, 2010

The Company will provide disclosure associated with significant increases in deferred revenue and customer advances in future filings commencing with its Annual Report on Form 10-K for the year ended December 31, 2009.

Form 8-K Filed on October 29, 2009.

COMMENT 12: We note that you have provided a forward-looking non-GAAP financial measure of non-GAAP net loss for the fourth quarter of fiscal 2009. However, we do not see where you have provided a reconciliation of this forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

RESPONSE 12:

The Company will provide reconciling information that is available without unreasonable effort and, if applicable, include clear disclosure of why any forward-looking GAAP information is not accessible commencing with its Current Report on Form 8-K regarding its financial results for the quarter and year ended December 31, 2009.

COMMENT 13: We note that you present a GAAP to Non-GAAP Earnings Reconciliation that appears to take the form of a modified income statement. The current presentation format appears to present multiple non-GAAP measures, including non-GAAP gross margin, non-GAAP loss/income from operations, non-GAAP net income, non-GAAP net loss/income per share (basic) and non-GAAP net loss/income per share (diluted). Further, we note you present multiple financial ratios that are based on these non-GAAP figures. However, we do not see where you have provided the disclosures required by Item 10(e) for each non-GAAP measure presented. Please revise future filings to provide separate disclosure for each non-GAAP measure or ratio that describes why management believes presentation of the non-GAAP measure or ratio provides useful information investors and how management uses the non-GAAP measure or ratio. Please provide us with a sample of your proposed disclosure to be included in future filings.

RESPONSE 13:

The Company will provide separate disclosure in its GAAP to Non-GAAP Earnings Reconciliation for each non-GAAP measure or ratio that describes why management believes presentation of the non-GAAP measure or ratio provides useful information to investors and how management uses the non-GAAP measure or ratio. The Company has attached a sample of its proposed disclosure to be included in future filings commencing with its Current Report on Form 8-K disclosing the Company’s financial results for the period ended December 31, 2009.

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January 8, 2010

COMMENT 14: In addition, we note that you present “revenue” in the GAAP to Non-GAAP Earnings Reconciliation table, but it is not clear how the revenues relate to the non-GAAP financial measures. Please explain to us why you believe repeating the revenue totals here provides useful information to investors. Alternatively, revise the non-GAAP presentation in future filings to remove the revenue totals.

RESPONSE 14:

The Company believes that repeating revenue totals in the GAAP to Non-GAAP Earnings Reconciliation table assists investors in making comparisons and performing calculations without having to refer back to the Company’s financial statements, earnings release or periodic filings. The Company further believes that repeating revenue totals does not create a risk of confusion for investors.

*    *    *    *    *

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-2952.

Sincerely,

TERADYNE, INC.

/s/ Gregory R. Beecher
Gregory R. Beecher
Vice President and Chief Financial Officer

Proposed GAAP to Non-GAAP Earnings Reconciliation

References by the Company to Non-GAAP income/(loss) from operations and non-GAAP income/(loss) from continuing operations refer to income/(loss) from operations, income/(loss) from continuing operations or income/(loss) per common share from continuing operations excluding goodwill impairment, in-process research and development, amortization of the GAAP imputed convertible debt discount, write-off of credit line debt issue costs, restructuring and other, net, certain inventory provision reversals, fair value inventory step-up related to Nextest and Eagle Test, (losses)/gains on marketable securities and acquired intangible asset amortization, as well as applicable adjustments to profit sharing and income taxes due to these exclusions. GAAP requires that these items be included in determining income/(loss) from operations and income/(loss) from continuing operations.

Non-GAAP income/(loss) from operations, non-GAAP income/(loss) from continuing operations, non-GAAP income/(loss) from operations and continuing operations as a percentage of revenue and non-GAAP income/(loss) from continuing operations per share are non-GAAP measures presented to provide meaningful supplemental information regarding Teradyne’s baseline performance before gains, losses or other charges that may not be indicative of our current core business or future outlook. These non-GAAP measures are used to make operational decisions, to determine employee compensation, to forecast future operational results, and for comparison with our business plan, historical operating results and the operating results of our competitors. Management believes these non-GAAP measures provide useful supplemental information for investors, allowing greater transparency to the information used by management in its operational decision making and in the review of our financial and operational performance, as well as facilitating meaningful comparisons of the Company’s results in the current period compared with those in prior and future periods. However, the presentation of non-GAAP measures is not meant to be considered in isolation or as a substitute for, or superior to, financial information provided in accordance with GAAP.

Non-GAAP gross margin dollar amount and percentage are non-GAAP measures that management believes provide useful supplemental information for management and the investor. Management uses non-GAAP gross margin as a performance measure for our current core business and future outlook and for comparison with our business plan, historical gross margin results and the gross margin results of our competitors. Non-GAAP gross margin excludes, among other things, charges related to the fair value inventory step-up recorded as part of acquisition purchase accounting and the sale of previously written down inventory. GAAP requires that these items be included in determining gross margin. Management believes these non-GAAP measures provide useful supplemental information for investors, allowing greater transparency to the information used by management in its operational decision making and in the review of our financial and operational performance, as well as facilitating meaningful comparisons of the Company’s results in the current period compared with those in prior and future periods. However, the presentation of non-GAAP measures is not meant to be considered in isolation or as a substitute for, or superior to, financial information provided in accordance with GAAP.

(In millions, except per share amounts)

	Quarter Ended:
	October 4, 2009	% of Net Revenues			July 5, 2009	% of Net Revenues			September 28, 2008	% of Net Revenues
Net Revenues	$262.2				$169.6				$297.3
Gross Margin - GAAP	$106.8	40.7%			$47.1	27.8%			$127.9	43.0%
Inventory step-up reversal (1)	5.7	2.2%			3.9	2.3%			—	—
Insurance recovery	—	—			(1.0)	-0.6%			—	—
Inventory provision reversal (2)	(0.6)	-0.2%			—	—			(0.5)	-0.2%
Profit sharing adjustment (3)	(0.4)	-0.2%			—	—			—	—

Gross Margin - non-GAAP	$111.5	42.5%			$50.0	29.5%			$127.4	42.9%
Income/(Loss) from Operations - GAAP	$8.8	3.4%			$(62.1)	-36.6%			$(17.3)	-5.8%
Acquired intangible asset amortization	8.2	3.1%			8.2	4.8%			5.0	1.7%
Inventory step-up reversal (1)	5.7	2.2%			3.9	2.3%			—	—
Restructuring and other, net (4)	5.2	2.0%			15.3	9.0%			28.6	9.6%
Inventory provision reversal (2)	(0.6)	-0.2%			—	—			(0.5)	-0.2%
Insurance recovery	—	—			(1.0)	-0.6%			—	—
Profit sharing adjustment (3)	(2.2)	-0.8%			—	—			—	—

Income/(Loss) from Operations - non-GAAP	$25.1	9.6%			$(35.7)	-21.0%			$15.8	5.3%

	October 4, 2009	% of Net Revenues	Income/(Loss) per Common Share from Continuing Operations - Basic	Income/(Loss) per Common Share from Continuing Operations - Diluted	July 5, 2009	% of Net Revenues	Income/(Loss) per Common Share from Continuing Operations - Basic	Income/(Loss) per Common Share from Continuing Operations - Diluted	September 28, 2008	% of Net Revenues	Income/(Loss) per Common Share from Continuing Operations - Basic	Income/(Loss) per Common Share from Continuing Operations - Diluted
Income/(Loss) from Continuing Operations - GAAP	$6.7	2.6%	$0.04	$0.04	$(66.8)	-39.4%	$(0.39)	$(0.39)	$(23.5)	-7.9%	$(0.14)	$(0.14)
Acquired intangible asset amortization	8.2	3.1%	0.05	0.05	8.2	4.8%	0.05	0.05	5.0	1.7%	0.03	0.03
Inventory step-up reversal (1)	5.7	2.2%	0.03	0.03	3.9	2.3%	0.02	0.02	—	—	—	—
Restructuring and other, net (4)	5.2	2.0%	0.03	0.03	15.3	9.0%	0.09	0.09	28.6	9.6%	0.17	0.17
Interest and other (5)	1.8	0.7%	0.01	0.01	4.7	2.8%	0.03	0.03	5.5	1.8%	0.03	0.03
Inventory provision reversal (2)	(0.6)	-0.2%	(0.00)	(0.00)	—	—	—	—	(0.5)	-0.2%	(0.00)	(0.00)
	—	—	—	—	(1.0)	-0.6%	(0.01)	(0.01)	—	—	—	—

Profit sharing adjustment (3)	(2.2)	-0.8%	(0.01)	(0.01)	—	—	—	—	—	—	—	—

Income/(Loss) from Continuing Operations - non-GAAP	$24.8	9.5%	$0.14	$0.14	$(35.7)	-21.0%	$(0.21)	$(0.21)	$15.1	5.1%	$0.09	$0.09

GAAP and Non-GAAP Weighted Average Common Shares - Basic	174.5				173.0				168.8

GAAP Weighted Average Common Shares - Diluted	180.8				173.0				168.8

Exclude dilutive shares from convertible note hedge	(1.8)				—				—

Include dilutive potential common shares	—				—				1.5

Non-GAAP Weighted Average Common Shares - Diluted	179.0				173.0				170.3

(1)	Reversal of Nextest and Eagle Test purchase accounting inventory step-up.
(2)	Reversal of previously written down inventory for non-FLEX products in the Semiconductor Test Division.
(3)	Profit sharing adjustment for non-GAAP items.
(4)	Restructuring and other, net consists of (in millions):

	Quarter Ended:
	October 4, 2009	July 5, 2009	September 28, 2008
Facility Related	$4.4	$—	$3.4
Employee Severance	1.2	15.0	2.6
Eagle Test Purchase Accounting Adjustment & Other	(0.4)	(0.8)	—
Long-Lived Asset Impairment	—	1.1	—
Loss on Sale of Real Estate	—	—	22.6

	$5.2	$15.3	$28.6

(5)	For the quarter ended October 4, 2009 and July 5, 2009, Interest and Other included amortization of the GAAP imputed convertible debt discount. For the quarter ended July 5, 2009, Interest and Other included a charge to expense deferred debt financing costs as a result of the repayment and termination of Teradyne’s revolving line of credit.

	Nine Months Ended:
	October 4, 2009	% of Net Revenues			September 28, 2008	% of Net Revenues
Net Revenues	$552.4				$912.3
Gross Margin - GAAP	$187.2	33.9%			$420.3	46.1%
Inventory step-up reversal (1)	10.9	2.0%			4.3	0.5%
Insurance recovery	(1.0)	-0.2%			—	—
Inventory provision reversal (2)	(0.6)	-0.1%			(1.4)	-0.2%
Profit sharing adjustment (3)	(0.4)	-0.1%			(0.3)	0.0%

Gross Margin - non-GAAP	$196.1	35.5%			$422.9	46.4%
Income/(Loss) from Operations - GAAP	$(146.7)	-26.6%			$(1.2)	-0.1%
Acquired intangible asset amortization	24.7	4.5%			13.7	1.5%
Inventory step-up reversal (1)	10.9	2.0%			4.3	0.5%
Restructuring and other, net (4)	36.4	6.6%			53.1	5.8%
Inventory provision reversal (2)	(0.6)	-0.1%			(1.4)	-0.2%
In-process research and development	—	—			1.1	0.1%
Insurance recovery	(1.0)	-0.2%			—	—
Profit sharing adjustment (3)	(2.2)	-0.4%			(1.5)	-0.2%

Income/(Loss) from Operations - non-GAAP	$(78.5)	-14.2%			$68.1	7.5%

	October 4, 2009	% of Net Revenues	Income/(Loss) per Common Share from Continuing Operations - Basic	Income/(Loss) per Common Share from Continuing Operations - Diluted	September 28, 2008	% of Net Revenues	Income/(Loss) per Common Share from Continuing Operations - Basic	Income/(Loss) per Common Share from Continuing Operations - Diluted
Income/(Loss) from Continuing Operations - GAAP	$(150.8)	-27.3%	$(0.87)	$(0.87)	$(10.0)	-1.1%	$(0.06)	$(0.06)
Acquired intangible asset amortization	24.7	4.5%	0.14	0.14	13.7	1.5%	0.08	0.08
Inventory step-up reversal (1)	10.9	2.0%	0.06	0.06	4.3	0.5%	0.03	0.02
Restructuring and other, net (4)	36.4	6.6%	0.21	0.21	53.1	5.8%	0.31	0.31
Interest and other (5)	9.1	1.6%	0.05	0.05	5.5	0.6%	0.03	0.03
Inventory provision reversal (2)	(0.6)	-0.1%	(0.00)	(0.00)	(1.4)	-0.2%	(0.01)	(0.01)
In-process research and development	—	—	—	—	1.1	0.1%	0.01	0.01
Insurance recovery	(1.0)	-0.2%	(0.01)	(0.01)	—	—	—	—
Profit sharing adjustment (3)	(2.2)	-0.4%	(0.01)	(0.01)	(1.5)	-0.2%	(0.01)	(0.01)
Income tax adjustment (6)	(2.9)	-0.5%	(0.02)	(0.02)	0.2	0.0%	0.00	0.00

Income/(Loss) from Continuing Operations - non-GAAP	$(76.4)	-13.8%	$(0.44)	$(0.44)	$65.0	7.1%	$0.38	$0.37

GAAP and Non-GAAP Weighted Average Common Shares - Basic	173.2				171.1

GAAP Weighted Average Common Shares - Diluted	173.2				171.1

Include dilutive potential common shares	—				2.3

Non-GAAP Weighted Average Common Shares - Diluted	173.2				173.4

(1)	Reversal of Nextest and Eagle Test purchase accounting inventory step-up.
(2)	Reversal of previously written down inventory for non-FLEX products in the Semiconductor Test Division.
(3)	Profit sharing adjustment for non-GAAP items.
(4)	Restructuring and other, net consists of (in millions):

	Nine Months Ended:
	October 4, 2009	September 28, 2008
Facility Related	$4.4	$16.4
Employee Severance	32.9	15.2
Eagle Test Purchase Accounting Adjustment & Other	(2.0)	—
Long-Lived Asset Impairment	1.1	0.6
Loss on Sale of Real Estate	—	20.9

	$36.4	$53.1

(5)	For the nine months ended October 4, 2009, Interest and Other included amortization of the GAAP imputed convertible debt discount, a charge to expense deferred debt financing costs as a result of the repayment and termination of Teradyne’s revolving line of credit and a charge for other-than-temporary impairment and realized (losses)/gains on marketable securities.

(6)	Income tax adjustment for non-GAAP items. For the nine months ended October 4, 2009, the income tax adjustment related to a discrete foreign exchange item.

For press releases and other information of interest to investors, please visit Teradyne’s homepage on the World Wide Web at http://www.teradyne.com.

Contact:	Teradyne, Inc.
Andy Blanchard 978-370-2425
Vice President of Corporate Relations